UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GENMARK DIAGNOSTICS, INC.

(Name of Subject Company)

GENMARK DIAGNOSTICS, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

372309104

(CUSIP Number of Class of Securities)

Scott Mendel

Chief Executive Officer and President

GenMark Diagnostics, Inc.

5964 La Place Court

Carlsbad, California 92008

Telephone: (760) 448-4300

Facsimile: (760) 683-6876

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Eric J. Stier, Esq.

Senior Vice President, General Counsel and Secretary

GenMark Diagnostics, Inc.

5964 La Place Court

Carlsbad, California 92008

Telephone: (760) 448-4327

Facsimile: (760) 683-6876

Patrick O’Malley, Esq.

4365 Executive Drive, Suite 1100

San Diego, CA 92121

Telephone: (858) 677-1400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by GenMark Diagnostics, Inc., a Delaware corporation (the “Company,” “GenMark,” “we” or “us”), with the Securities and Exchange Commission (the “SEC”) on March 25, 2021.

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Geronimo Acquisition Corp., a Delaware corporation (“Merger Sub”), a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Roche”), to acquire all of the issued and outstanding Shares at a price per Share equal to $24.05 (the “Offer Price”), net to the seller in cash, without interest and subject to deduction for any required withholding taxes. The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Roche and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on March 25, 2021, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 25, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”).

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 2 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9 and page number references herein refer to the Schedule 14D-9.

Item 8. Additional Information

1.	The second paragraph under the heading “Regulatory Approvals” on page 39 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

“Under the HSR Act, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but (1) this period may be shortened if the reviewing agency grants “early termination,” (2) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form (a “pull-and-refile”), and/or (3) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements. Each of Roche and GenMark filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on March 26, 2021. As of 11:59 p.m., Eastern Time, on April 12, 2021, the waiting period under the HSR Act applicable to the Offer expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Merger Sub pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of assets of Roche and/or the Company. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 13, 2021

GenMark Diagnostics, Inc.

By:	/s/ Eric Stier
Name: Eric Stier
Title: Senior Vice President, General Counsel and Secretary